ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

April 3, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 37 to the Trust’s Registration Statement on Form N-1A, filed on February 2, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on March 15, 2012, relating to Post-Effective Amendment No. 37 to the Trust’s Registration Statement on Form N-1A filed on February 2, 2012 regarding the AIS TAAP Fund—“The Asset Allocation Portfolio” (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Name of Fund

Comment #1

The name of the Fund, the AIS TAAP Fund—“The Asset Allocation Portfolio,” is confusing and looks like the name of the Trust and series as currently presented.  The second line should be eliminated.  Further, there is an issue with calling the Fund an asset allocation portfolio when the Fund appears to be more of an asset rotation portfolio.  The term “asset allocation” may suggest a greater degree of safety than is offered by the strategy of this Fund.

Response #1

We have changed the name of the Fund to the AIS Tactical Asset Allocation Portfolio.  Further, we believe that it is not misleading to include “asset allocation” within the name of the Fund as the Fund’s principal investment strategy is an asset allocation strategy.  In our view, asset rotation suggests that a fund is either in or out of a particular asset class moving from one asset class to another asset class as market conditions dictate.  In this case, the Fund does not rotate between asset classes, but rather allocates fund assets between the four assets classes described in the Prospectus and may be invested in all, some or just one of the asset classes to varying degrees depending on market conditions.

Summary Section – Fees and Expenses of the Fund

Comment #2

Please revise the fee table to indent the line items for Subsidiary Expenses and Remaining Other Expenses.

Response #2

We have revised the fee table to distinguish between expenses related to the Subsidiary in the “Subsidiary Expenses” line item, and Remaining Other Expenses.

Comment #3

Please note that the term of the operating expense limitation agreement between AIS Capital Management LLC (the “Advisor”) and the Fund must be at least one year. Also, please delete the following phrase from the disclosure: “subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).”

Response #3

We confirm that the term of the expense limitation will be for at least one year and have deleted the requested phrase.

Summary Section - Principal Investment Strategies

Comment #4

In the first paragraph of the Principal Investment Strategies section you state, “The Fund will invest up to 25% of its total assets in a wholly-owned and controlled subsidiary providing exposure to gold and may also invest up to 25% of its total assets in exchange-traded gold funds, which together can provide the Fund with an up to 80% exposure to gold.”  Please clarify that leverage in the CFC gets the Fund up to an 80% exposure in gold.  Otherwise, as drafted this is confusing (25% in the Fund and 25% in the CFC does not equal 80%).

Response #4

Please see the revised disclosure of the Principal Investment Strategies section as included in the prospectus summary:

The Fund may invest up to 25% of its total assets in exchange-traded gold funds and may also invest up to 25% of its total assets in a wholly-owned and controlled subsidiary providing exposure to gold.  By leveraging its exposure to gold within the subsidiary, and together with its investments in exchange-traded gold funds, the Fund, overall, may have an exposure to gold of up to in an amount equal to 80% of its total unleveraged assets.

Comment #5

Please confirm that the Fund will not be shorting.

Response #5

We confirm that the Fund will not short securities or other instruments.

Comment #6

It is not clear how the disclosure in the Principal Investment Strategies section relates to the Fund’s purchasing power.  The stated objective of the Fund is preservation of purchasing power, therefore please disclosure what the Fund would do if the price of gold is declining or inflation is high.

Response #6

When inflation is higher than short term interest rates, as is the current case, the Fund can invest in gold which has generally been rising, not declining, overtime. Additionally, there are other historical periods when stocks are declining, bonds are declining, the yield on cash is negative and gold has declined although at a slower rate comparatively.  Accordingly, gold, in the Adviser’s view, has been a wealth preserver in these situations.

Comment #7

Will the Subsidiary’s advisory contract comply with Section 15(a) of the 1940 Act?

Response #7

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #8

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #8

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #9

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #9

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #10

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund. The Subsidiary, however, may invest in commodity futures contracts without limitation.

Response #10

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.

Comment #11

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #11

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Comment #12

May the the advisory fees paid by the Subsidiary be increased without the approval of the Fund’s shareholders?

Response #12

The advisory fees paid by the Subsidiary may not be increased without the approval of the Fund’s shareholders. In any event, advisory fees paid by the Subsidiary to the Advisor will offset advisory fees due the Advisor by the Fund.

Comment #13

Please confirm that all Subsidiary expenses are included in the fee table above.

Response #13

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table above.

Comment #14

Is the Fund’s investment in the Subsidiary liquid?

Response #14

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #15

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #15

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #16

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #16

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Summary Section - Principal Risk Factors

Comment #17

The “Derivative Investments” risk is overly-broad. Please include descriptions of specific derivatives in which the Fund anticipates investing. Please see the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) for reference.

Response #17

We have revised the Derivative Investments disclosure in the Principal Investment Strategies in response to your comment. Please see the revised disclosure below:

In addition, the Advisor may employ certain strategies using futures, puts and calls, and other derivative strategies to accomplish the asset allocation goals of the program.  The Advisor anticipates that the Fund’s trading in futures contracts will be limited to gold futures contracts.

Further, the “Derivative Investments” risk has been revised in response to your comment. Please see the revised disclosure below:

•

Derivatives Risk:  The Fund may use derivatives, such as futures contracts, to gain exposure to gold in its Subsidiary.  The Fund’s indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk and tracking risk.

Comment #18

Please add a sentence to the Exchange-Traded Funds Risk indicating that investing in ETFs adds an extra layer of expenses.

Response #18

We have made the requested change, please see the revised disclosure below:

Risks of Exchange-Traded Funds. Investment in an exchange-traded fund (ETF) carries security specific risk and the market risk. Also, if the area of the market representing the underlying index or benchmark does not perform as expected for any reason, the value of the investment in the ETF may decline. In addition, due to transactions via market prices rather than at net asset value, the performance of an ETF may not completely replicate the performance of the underlying index. Investments in ETFs also add an extra layer of expenses.

Comment #19

Please update the Regulatory Change Risk disclosure to reflect the recent CFTC action and note what the Fund intends to do.

Response #19

We have made the requested change. Please see the revised risk disclosure below:

•

Regulatory Change Risk:  The Advisor has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” or “CPO” under Section 4.5 of regulations of the Commodity Exchange Act, as amended, with respect to the Fund’s operation.  Recently, the CFTC has amended Section 4.5 in such a way that the Advisor will no longer be allowed to claim this exclusion. Subject to the availability of another exemption, both the Fund and the Subsidiary will be required to comply with certain CFTC regulations regarding disclosure, reporting and recordkeeping in the future, although the CFTC has not yet finalized the rule explaining the exact nature of the additional requirements applicable to registered investment companies like the Fund.  Compliance with such requirements will likely increase the costs associated with an investment in the Fund.

The “Regulatory Change” risk factor included in the statutory prospectus has been revised in response to your comment. Please see the revised risk disclosure below:

Regulatory Change Risk:  The Advisor has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” or “CPO” under Section 4.5 of regulations of the Commodity Exchange Act, as amended, with respect to the Fund’s operation.  Recently, the CFTC amended Section 4.5 in such a way that the Advisor will no longer be allowed to claim this exclusion. Subject to the availability of another exemption, both the Fund and the Subsidiary will be required to comply with certain CFTC regulations regarding disclosure, reporting and recordkeeping in the future, although the CFTC has not yet finalized the rule explaining the exact nature of the additional requirements applicable to registered investment companies like the Fund.  Compliance with such requirements will likely increase the costs associated with an investment in the Fund.  Compliance with the CFTC amendments with respect to the Adviser’s registration as a CPO is required by the later of December 31, 2012 or 60 days after the effective date of the CFTC’s final rulemaking further defining the term “swap.”  Compliance with the additional recordkeeping, reporting and disclosure obligations will be required within 60 days following the effective date of a final rule explaining such requirements.

Comment #20

Please add a sentence to the “Interest Rate” risk stating that when interest rates go up the value of bonds go down.

Response #20

We have made the requested change, please see the revised disclosure below:

Interest Rate Risk:  As a part of the Fund’s asset allocation strategy, a portion of the Fund’s assets will be invested in short-term interest rate instruments or securities to increase returns.  If interest rates increase, the Fund may earn interest at rates below prevailing market rates.  When interest rates go up the value of bonds go down.  The longer the duration of the Fund’s debt securities, the more sensitive it will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.)

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Investment Objective

Comment #21

How does the Fund intend to pursue its objective of preserving purchasing power? Does preservation of purchasing power just mean trying to hedge against inflation?

Response #21

Yes, we confirm that the preservation of purchasing power means trying to hedge against inflation

Principal Investment Strategies

Comment #22

Please note that the disclosure in the Summary Section is perhaps too long and some of the disclosure should be moved to the Statutory Section.  Also, expand the disclosure in the Statutory Section to provide examples of when the Fund would be invested heavily in stocks, fixed income securities, gold and cash.  Further, provide examples of how this works.

Response #22

We have abbreviated the disclosure in the Summary Section and have added the following disclosure to the Statutory Section:

The Fund intends to invest in up to four asset classes:  1) equities, 2) U.S. Government securities, 3) gold, and 4) cash and cash equivalents.  Accordingly, the Fund may invest up to 80% of its asset value in either domestic or foreign equity securities (primarily common stocks, but also preferred stocks and convertible securities) or U.S. Government securities and up to 100% in cash equivalents. With respect to equity securities, the Fund may invest in any size company, including small and mid-capitalization companies, but primarily in market capitalizations in excess of $1 billion.  The Fund will only invest in investment-grade bonds and has no limitation with respect to maturity.  The Fund may invest up to 25% of its total assets in exchange-traded gold funds and may also invest up to 25% of its total assets in a wholly-owned and controlled subsidiary providing exposure to gold.  By leveraging its exposure to gold within the subsidiary, and together with its investments in exchange-traded gold funds, the Fund, overall, may have an exposure to gold of up to an amount equal to 80% of its unleveraged total assets.

The Advisor actively manages the allocation of the Fund’s assets among stock, bond, gold and short-term cash-equivalent investments using an investment strategy known as “The Tactical Asset Allocation Portfolio” (“TAAP”).  The Advisor exercises discretion in determining the mix of long-term assets in the Fund at all times.  Instead of maintaining a static mix of long-term assets, TAAP invests more heavily in the assets deemed to offer the best growth potential.  When the Advisor does not believe that the risk to reward of being long is favorable, in any of its available long-term asset classes, the portfolio will be invested in cash up to a 100% position.

Investments may, from time to time, exceed the above guidelines due to price appreciation/depreciation of investments or cash withdrawals.  In addition, the Advisor may employ certain strategies using futures, puts and calls, and other derivative strategies to accomplish the asset allocation goals of the program.  The Advisor anticipates that the Fund’s trading in futures contracts will be limited to gold futures contracts.

The Subsidiary.  The Fund will invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary providing exposure to gold (the “Subsidiary”).  Rather than gaining gold exposure indirectly through stocks, underlying funds, structured notes or other surrogates for commodities, the Subsidiary will open accounts to trade directly in exchange-traded commodity futures.  The Subsidiary is subject to the same investment restrictions as the Fund when viewed on an unconsolidated basis.

The Subsidiary will invest in futures in gold, along with cash and cash equivalents, and will use both fundamental analysis and a proprietary indicator to trade the portfolio.

Futures contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.  The Fund’s use of futures contracts through its investment in the Subsidiary will have the economic effect of financial leverage.  Financial leverage magnifies exposure to the swings in prices of a commodity underlying such an instrument and results in increased volatility, which means the Subsidiary will have the potential for greater gains, as well as the potential for greater losses, than if the Subsidiary did not use such instruments that have a leveraging effect.  Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Subsidiary’s exposure to a commodity and may cause the Fund’s net asset value to be volatile.  There is no assurance that the Fund’s use of instruments providing enhanced exposure will enable the Fund to achieve its investment objective.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to gold at times within its Subsidiary but not in the overall Fund.  However, it is expected that the overall portfolio of the Fund will not be leveraged, except from time to time as gains and losses in asset class allocations need to be rebalanced to target levels.  The Investment Company Act of 1940, as amended (the “1940 Act”) and the rules and interpretations thereunder impose certain limitations on the Fund’s ability to use leverage.  For example, the Fund could hold gold futures contracts that could provide the Fund three times the leverage.  For more information on these and other risk factors, please see the “Principal Risk Factors” section of the Prospectus.

The Fund currently intends to invest up to 25% of its total assets in the Subsidiary. The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives, however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives.

Principal Risks of Investing in the Fund

Comment #23

Please update the Wholly-Owned Subsidiary Risk in light of recently adopted CFTC rule amendment.

Response #23

We have made the requested change. Please see the revised risk factor below:

•

Wholly-Owned Subsidiary Risk:  The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act.  The Advisor has filed with the National Futures Association a notice claiming an exemption from registration as a CPO pursuant to Section 4.13(a)(4) of regulations of the Commodity Exchange Act, as amended, with respect to the Subsidiary’s operation.  Recently, the CFTC has rescinded the exemption available under Section 4.13(a)(4), effective as of April 24, 2012. CPOs, such as the Advisor, that have claimed relief under Regulation 4.13(a)(4) prior to that date will have until December 31, 2012 to comply with the rescission. It is anticipated that after December 31, 2012, the CPO will be eligible for relief relating to CFTC disclosure and reporting requirements pursuant to certain exemptions that are currently available to commodity pools, such as the Subsidiary, that are operated by a CPO that is the same as, controls, is controlled by or is under common control with the CPO of an offered pool (such as the Fund).  Changes in the laws or regulations of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders.  Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary.

The “Wholly-Owned Subsidiary” risk factor included in the statutory prospectus has been revised in response to your comment. Please see the revised risk factor below:

Wholly-Owned Subsidiary Risk:  The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act.  The Advisor has filed with the National Futures Association a notice claiming an exemption from registration as a CPO pursuant to Section 4.13(a)(4) of regulations of the Commodity Exchange Act, as amended, with respect to the Subsidiary’s operation.  Recently, the CFTC has rescinded the exemption available under Section 4.13(a)(4), effective as of April 24, 2012. CPOs, such as the Advisor, that have claimed relief under Regulation 4.13(a)(4) prior to that date will have until December 31, 2012 to comply with the rescission. It is anticipated that after December 31, 2012, the CPO will be eligible for relief relating to CFTC disclosure and reporting requirements pursuant to certain exemptions that are currently available to commodity pools, such as the Subsidiary, that are operated by a CPO that is the same as, controls, is controlled by or is under common control with the CPO of an offered pool (such as the Fund).

The Fund, by investing in the Subsidiary, will not have all of the protections offered to investors in registered investment companies.  However, the Fund wholly owns and controls the Subsidiary.  The investments of the Fund and Subsidiary are both managed by the Advisor, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund or its shareholders.  The Board of Trustees has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary.  Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders.  For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary.  If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Comment #24

In the Gold-Related Investments Risk, please confirm if the Fund be investing in gold bullion or mining stocks?

Response #24

We confirm that the Fund will not be investing in gold bullion but may invest in gold mining stocks and have revised the risk disclosure as follows:

Gold-related Investments Risk. Any fund that invests in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Any market price movements, regulatory or technological changes, or economic conditions affecting gold-related investments may have a significant impact on the Fund’s performance. Prices of gold or other precious metals and minerals-related stocks may move up and down rapidly, and have historically offered lower long-term performance than the stock market as a whole. Gold and other precious metals prices can be influenced by a variety of economic, financial and political factors, especially inflation.

Related Performance Information of the Advisor

Comment #25

In the third paragraph in the Related Performance Information of the Advisor section of each Prospectus, please confirm if the actual fees charged to accounts includes sales loads, if any

Response #25

We confirm that there are no sales loads charged to the accounts or included in the performance figures.

Comment #26

Please state that the GIPS method of computing performance is different from the standard SEC method of computing performance.

Response #26

The Advisor is not GIPS Compliant and thus we have removed the disclosure regarding the GIPS method of computing performance and revised the disclosure as follows:

The table shows performance of the TAAP Composite over time (as compared with a broad based market index for reference).  All figures assume dividend reinvestment.  The U.S. Dollar is the currency used to express performance. The TAAP Composite performance is shown net of the actual fees charged to the TAAP Composite, including management, custodial, and other fees and expenses.   A copy of the compliant presentation for the TAAP Composite and/or a list of composite descriptions is available upon request by contacting the Advisor directly by e-mailing info@aisgroup.com or calling 203-563-1180.

Tools to Combat Frequent Transactions

Comment #27

The Prospectus currently states that the Fund may reject or limit specific purchase requests. Please explain this in greater detail. Please describe the grounds for such rejection, or provide examples of instances in which purchase requests will be rejected or limited.

Response #27

There are no set criteria that the Advisor must follow in making a determination to reject or limit specific purchase requests. Rather, the Advisor will be responsible for monitoring and evaluating the account activity of its shareholders and making a determination as to whether there may be abusive short term trading and to determine an appropriate response.  The Advisor believes that specific, set criteria can be worked around by those who want to game the system.  Because there are no set criteria for determining abusive trading (e.g., that X number of round-trips in Y days equals abusive short-term trading), and because the Advisor must consider the totality of the circumstances in making a decision to reject or limit specific purchase requests, we are unable to provide specific examples of instances in which the Advisor would make a decision to reject or limit a purchase request.  See response to Comment #29 below.

Comment #28

Currently the third and fifth bullet points under the heading “Tools to Combat Frequent Transactions” seem to be repetitive. Please revise.

Response #28

The fifth bullet point has been deleted in its entirety in response to your comment.

Comment #29

The prospectus refers to the Fund’s Market Timing Trading Policy. Please describe the Market Timing Trading Policy and explain where a shareholder could find a copy of such policy.

Response #29

The Fund’s market timing policy is included in the Trust’s Compliance Manual. This actual policy is not currently available to investors in the Fund. The policy generally provides that the Fund will monitor account transaction activity in an attempt to detect market timing activity, and the Advisor will then determine if the transactions are excessive or suspicious and will instruct the Transfer Agent/Administrator to take action accordingly.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #30

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund and also do not use “boiler plate” disclosure.

Response #30

We confirm that securities not listed in the Prospectus will not be a principal strategy of the Fund.

Comment #31

Please update the Wholly-Owned Subsidiary disclosure in light of recently adopted CFTC rule amendment.

Response #31

We have made the requested change.  Please see the revised disclosure below:

The Fund may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary (the “Subsidiary”), which is expected to invest primarily in commodity and financial futures and option contracts.  As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiary.  For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiary.

The Advisor has filed with the National Futures Association a notice claiming an exemption from registration as a CPO pursuant to Section 4.13(a)(4) of regulations of the Commodity Exchange Act, as amended, with respect to the Subsidiary’s operation.  Recently, the CFTC has rescinded the exemption available under Section 4.13(a)(4), effective as of April 24, 2012. CPOs, such as the Advisor, that have claimed relief under Regulation 4.13(a)(4) prior to that date will have until December 31, 2012 to comply with the rescission. It is anticipated that after December 31, 2012, the CPO will be eligible for relief relating to CFTC disclosure and reporting requirements pursuant to certain exemptions that are currently available to commodity pools, such as the Subsidiary, that are operated by a CPO that is the same as, controls, is controlled by or is under common control with the CPO of an offered pool (such as the Fund).

The Subsidiary will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information.  The Fund, as the sole shareholder of the Subsidiary, will not have all of the protections offered to investors in registered investment companies.  However, since the Fund wholly owns and controls the Subsidiary, and the Fund and Subsidiary are both managed by the Advisor, it is unlikely that the Subsidiary will take action contrary to the interests of the Fund or its shareholders.  The Fund’s Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary.  Also, in managing the Subsidiary’s portfolio, the Advisor will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund, including any collateral or segregation requirements in connection with various investment strategies.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiary to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders.  For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary.  If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Comment #32

Please update the Commodity Pool Operator Regulation Risk disclosure in light of recently adopted CFTC rule amendment.

Response #32

We have made the requested change.  Please see the revised disclosure below:

The Advisor has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” or “CPO” under Section 4.5 of regulations of the Commodity Exchange Act, as amended, with respect to the Fund’s operation.  Recently, the CFTC amended Section 4.5 in such a way that the Advisor will no longer be allowed to claim this exclusion. Subject to the availability of another exemption, both the Fund and the Subsidiary will be required to comply with certain CFTC regulations regarding disclosure, reporting and recordkeeping in the future, although the CFTC has not yet finalized the rule explaining the exact nature of the additional requirements applicable to registered investment companies like the Fund.  Compliance with such requirements will likely increase the costs associated with an investment in the Fund.  Compliance with the CFTC amendments with respect to the Adviser’s registration as a CPO is required by the later of December 31, 2012 or 60 days after the effective date of the CFTC’s final rulemaking further defining the term “swap.”  Compliance with the additional recordkeeping, reporting and disclosure obligations will be required within 60 days following the effective date of a final rule explaining such requirements.

Fundamental Investment Limitations

Comment #33

Please confirm that the Fund’s limitation not to invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry should not be revised in light of the Fund’s investment in gold.

Response #33

We confirm that the Fund will not be investing in mining stocks in excess of this limitation and that the Fund will not be concentrated in the gold industry.

Comment #34

Please confirm that the Fund’s limitation not to purchase or sell commodities (unless acquired as a result of ownership of securities or other investments) or commodity futures contracts, except that the Fund may purchase and sell futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, should not be revised in light of the Fund’s emphasis in gold.

Response #34

In light of the comment, we have opted to revise this restriction to delete “or commodity futures contracts.”  Accordingly, the Fund’s fundamental investment restriction now reads as follows:

6.

Purchase or sell commodities (unless acquired as a result of ownership of securities or other investments), except that the Fund may purchase and sell futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities; or

Investment Advisor

Comment #35

Please disclose the control persons of the Advisor.

Response #35

In response to your comment, we have revised the first paragraph under “Investment Advisor” to read as follows:

As stated in the Prospectus, investment advisory services are provided to the Fund by AIS Capital Management LLC, located at 187 Danbury Road, Suite 201, Wilton, Connecticut 06897, pursuant to an Investment Advisory Agreement (the “Advisory Agreement”).  AIS Capital Management is owned by John Hummel and Brad Stern, the portfolio managers for the Fund (see below), with John Hummel being the majority owner.

Subject to such policies as the Board of Trustees may determine, the Advisor is ultimately responsible for investment decisions for the Fund. Pursuant to the terms of the Advisory Agreement, the Advisor provides the Fund with such investment advice and supervision as it deems necessary for the proper supervision of the Fund’s investments.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum